Exhibit 99.2

NATIONAL CITY CORPORATION

QUARTER ENDED DECEMBER 31, 2000

UNAUDITED
QUARTERLY FINANCIAL SUPPLEMENT

Derek Green   Holly Schreiber

(216) 222-9849   (216) 575-3035

```
<TABLE>
<CAPTION>
```

(UNAUDITED)

NATIONAL CITY CORPORATION

CONSOLIDATED FINANCIAL HIGHLIGHTS
($ IN MILLIONS, EXCEPT PER SHARE DATA)

	2000			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
EARNINGS				
Interest income (TE)	$1,696.6	$1,660.4	$1,654.8	$1,588.5
Interest expense	940.4	914.4	905.8	847.6
Net interest income (TE)	756.2	746.0	749.0	740.9
Provision for loan losses	81.4	70.4	68.7	66.3
NII after provision for loan losses (TE)	674.8	675.6	680.3	674.6
Fees and other income	604.8	590.9	674.3	557.4
Securities gains (losses)	50.7	27.5	(42.8)	21.5
Noninterest expense*	854.4	785.3	785.1	759.1
Income before taxes and TE adj*	475.9	508.7	526.7	494.4
Income taxes*	159.4	169.6	175.9	164.7
TE adjustment	8.5	8.4	8.4	8.4
Net income - adjusted *	308.0	330.7	342.4	321.3
Merger and restruct. charges (after-tax)	-	-	-	-
Net income	$308.0	$330.7	$342.4	$321.3
Net income per common share:				
Basic	$.50	$.55	$.56	$.53
Diluted	.50	.54	.56	.53
Diluted - adjusted*	.50	.54	.56	.53
PERFORMANCE RATIOS*				
Return on average common equity	18.75%	21.13%	23.13%	22.45%
Return on average total equity	18.70	21.06	23.04	22.37
Return on average assets	1.44	1.56	1.59	1.50
Net interest margin	3.90	3.90	3.80	3.79
Efficiency ratio	62.78	58.74	55.16	58.47
ASSET QUALITY				
Gross charge-offs	$110.4	$99.4	$99.5	$98.7
Net charge-offs	81.2	70.2	68.7	66.2
Loan loss reserve	928.6	945.5	970.4	970.6
Nonperforming assets	402.3	365.3	339.3	314.1
Net charge-off ratio	.50%	.45%	.44%	.44%
Loan loss reserve/loans	1.42	1.49	1.58	1.57
Nonperforming assets to loans + OREO	.61	.57	.55	.51
CAPITAL & LIQUIDITY				
Average equity to assets	7.68%	7.42%	6.89%	6.72%
Average equity to loans**	10.14	10.03	9.56	9.47
Average loans to deposits**	122.71	119.91	120.59	117.81
Common equity to assets (tangible)***	6.34	6.20	5.81	5.38
AVERAGE BALANCES				
Assets	$85,300	$84,201	$86,771	$85,951
Loans	64,645	62,248	62,537	61,043
Loans held for sale or securitization	2,855	3,001	2,848	2,101
Securities (at cost)	9,543	10,786	13,064	14,600
Earning assets	77,363	76,378	79,027	78,379
Deposits	52,683	51,913	51,860	51,816
Common equity	6,524	6,216	5,946	5,748
Total equity	6,554	6,246	5,976	5,778
MEMO: Mortgage loans held for sale	$2,851	$3,001	$2,848	$2,101
Credit card loans held for securitization	4	-	-	-
Loans held for sale or securitization	$2,855	$3,001	$2,848	$2,101
ENDING BALANCES				
Assets	$88,535	$85,046	$84,601	$86,895
Loans	65,604	63,660	61,570	61,857
Loans held for sale or securitization	3,439	2,946	3,198	2,330
Securities (at fair value)	9,904	9,656	10,719	13,783
Deposits	55,256	52,726	49,988	50,613
Common equity	6,740	6,437	6,103	5,888
Total equity	6,770	6,467	6,133	5,918
MEMO: Mortgage loans held for sale	$3,031	$2,946	$3,198	$2,330
Credit card loans held for securitization	408	-	-	-
Loans held for sale or securitization	$3,439	$2,946	$3,198	$2,330

```
<CAPTION>
```

	1999			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
EARNINGS				
Interest income (TE)	$1,556.1	$1,474.9	$1,449.5	$1,469.1
Interest expense	799.7	717.2	691.3	704.4
Net interest income (TE)	756.4	757.7	758.2	764.7
Provision for loan losses	66.6	55.5	59.6	68.0
NII after provision for loan losses (TE)	689.8	702.2	698.6	696.7
Fees and other income	579.3	528.6	543.6	590.9
Securities gains (losses)	37.1	20.3	57.3	23.7
Noninterest expense*	780.1	705.9	757.3	739.2
Income before taxes and TE adj*	526.1	545.2	542.2	572.1
Income taxes*	173.7	178.5	178.5	212.5

TE adjustment	8.9	10.2	9.2	8.6
Net income - adjusted *	343.5	356.5	354.5	351.0
Merger and restruct. charges (after-tax)	-	-	-	-
Net income	$343.5	$356.5	$354.5	$351.0

Net income per common share:

Basic	$.56	$.58	$.56	$.55
Diluted	.55	.57	.56	.54
Diluted - adjusted*	.55	.57	.56	.54

PERFORMANCE RATIOS*

Return on average common equity	22.84%	23.79%	22.96%	21.12%
Return on average total equity	22.76	23.70	22.87	21.05
Return on average assets	1.59	1.71	1.71	1.66
Net interest margin	3.87	4.03	4.04	4.02
Efficiency ratio	58.41	54.88	58.16	54.53

ASSET QUALITY

Gross charge-offs	$98.9	$87.6	$100.4	$100.9
Net charge-offs	66.6	54.9	60.0	68.0
Loan loss reserve	970.5	970.7	970.2	970.3
Nonperforming assets	289.1	260.0	249.5	271.9
Net charge-off ratio	.45%	.38%	.42%	.48%
Loan loss reserve/loans	1.61	1.67	1.69	1.69
Nonperforming assets to loans + OREO	.48	.45	.44	.47

CAPITAL & LIQUIDITY

Average equity to assets	7.00%	7.22%	7.46%	7.91%
Average equity to loans**	10.15	10.45	10.86	11.80
Average loans to deposits**	112.85	110.67	108.97	105.26
Common equity to assets (tangible)***	5.12	5.52	5.78	6.17

AVERAGE BALANCES

Assets	$85,600	$82,691	$83,369	$85,520
Loans	59,006	57,142	57,257	57,319
Loans held for sale or securitization	2,555	2,172	2,344	2,976
Securities (at cost)	15,403	14,851	14,638	15,126
Earning assets	77,762	74,971	75,238	76,514
Deposits	52,287	51,633	52,543	54,457
Common equity	5,960	5,938	6,185	6,728
Total equity	5,990	5,969	6,216	6,761
MEMO: Mortgage loans held for sale	$2,555	$2,172	$2,344	$2,976
Credit card loans held for securitization	-	-	-	-
Loans held for sale or securitization	$2,555	$2,172	$2,344	$2,976

ENDING BALANCES

Assets	$87,121	$85,058	$84,022	$84,094
Loans	60,204	58,001	57,317	57,312
Loans held for sale or securitization	2,731	2,439	2,339	2,519
Securities (at fair value)	14,904	15,811	14,994	15,264
Deposits	50,066	50,395	52,091	52,051
Common equity	5,698	5,884	5,837	6,226
Total equity	5,728	5,914	5,867	6,257
MEMO: Mortgage loans held for sale	$2,731	$2,439	$2,339	$2,519
Credit card loans held for securitization	-	-	-	-
Loans held for sale or securitization	$2,731	$2,439	$2,339	$2,519

<CAPTION>

	1998			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR

EARNINGS

<S>	<C>	<C>	<C>	<C>
Interest income (TE)	$1,482.9	$1,480.0	$1,455.0	$1,379.0
Interest expense	725.0	734.2	715.1	670.7
Net interest income (TE)	757.9	745.8	739.9	708.3
Provision for loan losses	56.9	45.2	43.0	56.3
NII after provision for loan losses (TE)	701.0	700.6	696.9	652.0
Fees and other income	576.3	555.5	554.1	493.8
Securities gains (losses)	49.3	64.4	19.7	1.1
Noninterest expense*	766.8	782.4	749.2	699.3
Income before taxes and TE adj*	559.8	538.1	521.5	447.6
Income taxes*	189.7	184.3	180.5	139.6
TE adjustment	10.8	9.4	9.7	10.4
Net income - adjusted *	359.3	344.4	331.3	297.6
Merger and restruct. charges (after-tax)	(68.0)	-	-	(193.9)
Net income	$291.3	$344.4	$331.3	$103.7

Net income per common share:

Basic	$.44	$.53	$.51	$.16
Diluted	.43	.52	.50	.16
Diluted - adjusted*	.53	.52	.50	.45

PERFORMANCE RATIOS*

Return on average common equity	19.43%	19.00%	19.47%	19.23%
Return on average total equity	19.36	18.92	19.43	19.23
Return on average assets	1.69	1.69	1.66	1.61
Net interest margin	4.00	4.10	4.15	4.19
Efficiency ratio	57.48	60.12	57.90	58.17

ASSET QUALITY

Gross charge-offs	$86.8	$76.9	$73.3	$84.4
Net charge-offs	59.9	45.2	43.0	52.4
Loan loss reserve	970.2	975.1	976.5	976.5
Nonperforming assets	248.5	252.4	257.0	281.1
Net charge-off ratio	.42%	.33%	.32%	.41%
Loan loss reserve/loans	1.67	1.74	1.78	1.80
Nonperforming assets to loans + OREO	.43	.45	.47	.52

CAPITAL & LIQUIDITY

Average equity to assets	8.74%	8.91%	8.56%	8.39%
Average equity to loans**	12.97	13.10	12.52	12.03
Average loans to deposits**	103.75	100.90	100.11	101.01
Common equity to assets (tangible)***	6.72	7.46	7.30	7.08

AVERAGE BALANCES

Assets	$84,208	$81,062	$79,927	$74,769
Loans	56,752	55,103	54,621	52,158
Loans held for sale or securitization	2,991	2,525	2,088	1,330
Securities (at cost)	14,500	13,614	13,874	13,728

```
Earning assets                                      75,513      72,529      71,414      67,789
Deposits                                            54,699      54,610      54,559      51,637
Common equity                                        7,327       7,183       6,802       6,276
Total equity                                         7,363       7,220       6,839       6,276

MEMO:  Mortgage loans held for sale                 $2,991      $2,525      $2,088      $1,330
       Credit card loans held for securitization         -           -           -           -
                                                    ----------------------------------------------
       Loans held for sale or securitization        $2,991      $2,525      $2,088      $1,330

ENDING BALANCES
------------------------------------------------

Assets                                             $88,246     $83,135     $81,258     $80,716
Loans                                               58,011      55,935      54,918      54,319
Loans held for sale or securitization                3,508       2,748       2,561       2,133
Securities (at fair value)                          16,119      15,425      13,898      15,635
Deposits                                            58,247      54,228      54,832      55,387
Common equity                                        6,977       7,237       6,982       6,789
Total equity                                         7,013       7,273       7,019       6,826

MEMO:  Mortgage loans held for sale                 $3,508      $2,748      $2,561      $2,133
       Credit card loans held for securitization         -           -           -           -
                                                    ----------------------------------------------
       Loans held for sale or securitization        $3,508      $2,748      $2,561      $2,133
```

*   Excludes merger charges.
**   Excludes loans held for sale or securitization.
*** Period-end, less intangible assets.
</TABLE>

```
<TABLE>
<CAPTION>
```

UNAUDITED
NATIONAL CITY CORPORATION
BALANCE SHEET AVERAGES

($ IN MILLIONS)

	2000			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR

AVERAGE LOANS

`<S>`	`<C>`	`<C>`	`<C>`	`<C>`
Commercial	$26,132	$25,294	$24,379	$23,496
Real estate - commercial	6,435	6,273	6,157	6,020
Real estate - residential	12,876	11,627	11,470	10,901
Consumer	12,165	12,224	13,973	14,520
Credit card	2,383	2,487	2,514	2,336
Home equity	4,654	4,343	4,044	3,770
TOTAL LOANS	$64,645	$62,248	$62,537	$61,043

MEMO:

Securitized credit card balances (AVG)	$685	$452	$321	$438
Securitized credit card balances (EOP)	630	748	265	383

AVERAGE SECURITIES (AT COST)

Mortgage-backed securities	$5,611	$6,078	$7,992	$9,196
Other investment securities	3,154	3,921	4,275	4,593
Total taxable securities	8,765	9,999	12,267	13,789
Tax-exempt securities	778	787	797	811
TOTAL SECURITIES	$9,543	$10,786	$13,064	$14,600

AVERAGE DEPOSITS

Noninterest bearing deposits	$10,682	$10,837	$10,934	$10,716
NOW and money market accounts	16,803	16,473	16,477	16,443
Savings accounts	2,958	3,139	3,321	3,413
Time deposits of individuals	15,764	15,652	15,385	15,019
Core deposits	46,207	46,101	46,117	45,591
Brokered retail CDs	1,984	1,733	1,757	1,699
Other deposits	1,217	1,105	1,124	1,126
Foreign deposits	3,275	2,974	2,862	3,400
TOTAL DEPOSITS	$52,683	$51,913	$51,860	$51,816

SELECTED RATIOS

Average loans to deposits	122.71%	119.91%	120.59%	117.81%
Average loans to core deposits	139.90	135.03	135.61	133.89
Average loans to earning assets	83.56	81.50	79.13	77.88
Average securities to earning assets	12.34	14.12	16.53	18.63

MEMO:

Notional amount of off-balance sheet agreements - (EOP):

Used for interest rate risk management	$16,640	$25,605	$29,269	$35,628
Used for mortgage servicing risk management	8,271	4,911	4,768	4,934

```
<CAPTION>
```

	1999			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR

AVERAGE LOANS

`<S>`	`<C>`	`<C>`	`<C>`	`<C>`
Commercial	$22,988	$22,066	$22,228	$22,154
Real estate - commercial	6,141	6,238	6,275	6,305
Real estate - residential	10,047	9,750	9,779	10,097
Consumer	14,045	13,664	13,834	13,785
Credit card	2,224	2,088	1,953	1,829
Home equity	3,561	3,336	3,188	3,149
TOTAL LOANS	$59,006	$57,142	$57,257	$57,319

MEMO:

Securitized credit card balances (AVG)	$500	$548	$637	$725
Securitized credit card balances (EOP)	500	500	590	680

AVERAGE SECURITIES (AT COST)

Mortgage-backed securities	$9,752	$9,105	$8,800	$9,320
Other investment securities	4,813	4,895	4,961	4,907
Total taxable securities	14,565	14,000	13,761	14,227
Tax-exempt securities	838	851	877	899
TOTAL SECURITIES	$15,403	$14,851	$14,638	$15,126

AVERAGE DEPOSITS

Noninterest bearing deposits	$11,278	$11,338	$11,542	$11,681
NOW and money market accounts	16,580	16,742	16,997	16,899
Savings accounts	3,605	3,795	3,922	3,955
Time deposits of individuals	14,578	14,461	14,883	15,581
Core deposits	46,041	46,336	47,344	48,116
Brokered retail CDs	1,792	1,741	1,658	1,554
Other deposits	1,349	1,167	1,199	1,757
Foreign deposits	3,105	2,389	2,342	3,030
TOTAL DEPOSITS	$52,287	$51,633	$52,543	$54,457

SELECTED RATIOS

Average loans to deposits	112.85%	110.67%	108.97%	105.26%
Average loans to core deposits	128.16	123.32	120.94	119.13
Average loans to earning assets	75.88	76.22	76.10	74.91
Average securities to earning assets	19.81	19.81	19.46	19.77

MEMO:

Notional amount of off-balance sheet agreements -

Used for interest rate risk management	$30,701	$27,161	$20,425	$17,568

```
         Used for mortgage servicing risk
            management                          5,563        5,570        6,083        5,576
<CAPTION>
                                                                    1998
                                             ---------------------------------------------------

                                             4TH QTR      3RD QTR      2ND QTR      1ST QTR
                                             ---------------------------------------------------
AVERAGE LOANS
-----------------------------------------------
<S>                                          <C>          <C>          <C>          <C>
Commercial                                   $21,609      $20,206      $20,192      $18,453
Real estate - commercial                       6,314        6,466        6,543        6,324
Real estate - residential                     10,318       10,426       10,728       10,729
Consumer                                      13,500       13,043       12,223       11,702
Credit card                                    1,818        1,818        1,861        1,944
Home equity                                    3,193        3,144        3,074        3,006
                                             ---------------------------------------------------
    TOTAL LOANS                              $56,752      $55,103      $54,621      $52,158
                                             ===================================================

MEMO:

Securitized credit card balances (AVG)          $814         $865         $870         $870
Securitized credit card balances (EOP)           770          860          870          870

AVERAGE SECURITIES (AT COST)
-----------------------------------------------
Mortgage-backed securities                    $8,134       $7,551       $7,345       $8,159
Other investment securities                    5,429        5,096        5,501        4,731
                                             ---------------------------------------------------
    Total taxable securities                  13,563       12,647       12,846       12,890
Tax-exempt securities                            937          967        1,028          838
                                             ---------------------------------------------------
    TOTAL SECURITIES                         $14,500      $13,614      $13,874      $13,728
                                             ===================================================

AVERAGE DEPOSITS
-----------------------------------------------
Noninterest bearing deposits                 $10,168      $10,051      $10,053       $9,392
NOW and money market accounts                 18,181       17,890       17,628       16,158
Savings accounts                               4,033        4,157        4,282        4,169
Time deposits of individuals                  16,126       16,572       17,013       16,775
                                             ---------------------------------------------------
    Core deposits                             48,508       48,670       48,976       46,494
Brokered retail CDs                            1,669        1,650        1,627        1,631
Other deposits                                 2,472        2,505        2,536        1,940
Foreign deposits                               2,050        1,785        1,420        1,572
                                             ---------------------------------------------------
    TOTAL DEPOSITS                           $54,699      $54,610      $54,559      $51,637
                                             ===================================================

SELECTED RATIOS
-----------------------------------------------
Average loans to deposits                     103.75%      100.90%      100.11%      101.01%
Average loans to core deposits                117.00       113.22       111.53       112.18
Average loans to earning assets                75.16        75.97        76.49        76.94
Average securities to earning assets           19.20        18.77        19.43        20.25

MEMO:

Notional amount of off-balance sheet agreements -
    Used for interest rate risk management   $16,964      $18,935      $16,551      $13,234
    Used for mortgage servicing risk
       management                              4,501        3,861        3,030        2,661


<CAPTION>

                                          STOCKHOLDER DATA
                                ($ IN MILLIONS, EXCEPT PER SHARE DATA)


-----------------------------------------------------------------------------------------------

                                                                    2000
                                             ---------------------------------------------------

                                             4TH QTR      3RD QTR      2ND QTR      1ST QTR
                                             ---------------------------------------------------
<S>                                          <C>          <C>          <C>          <C>
Per common share:
  Basic net income                             $.50         $.55         $.56         $.53
  Diluted net income                            .50          .54          .56          .53
  Diluted net income - adjusted*                .50          .54          .56          .53
  Trailing 4 qtrs basic net income             2.14         2.20         2.23         2.23
  Trailing 4 qtrs diluted net income           2.13         2.18         2.21         2.21
  Dividend declared                            .285         .285         .285            -
  Dividend paid                                .285         .285         .285         .285
Dividend payout ratio                         57.00%       52.78%       50.89%         n/a
Dividend yield (annualized)***                 3.97         5.18         6.68         5.53
P/E ratio                                     13.50        10.09         7.72         9.33

Average basic shares o/s**                   608,523      608,277      606,928      605,766
Average diluted shares o/s**                 615,467      613,232      611,070      610,694
Ending common shares o/s**                   609,189      608,398      607,434      606,228

Common stock price:
  High                                       $29.75       $23.13       $22.75       $23.56
  Low                                         19.00        17.19        16.00        17.19
  Close                                       28.75        22.00        17.06        20.63

Book value/common share                      $11.06       $10.58       $10.05        $9.71
Tangible book value/common share               9.09         8.54         7.97         7.59
Fair value gain (loss) on securities
  included in equity/share                     $.10        ($.16)       ($.43)       ($.47)

Market to book value                          259.9%       207.9%       169.8%       212.5%
Market capitalization of

  common stock                               $17,514      $13,385      $10,363      $12,506

Common dividends declared                    $173.4       $173.2       $173.0            -
Preferred dividends declared                     .4           .4           .5            -
<CAPTION>
                                                                    1999
                                             ---------------------------------------------------

                                             4TH QTR      3RD QTR      2ND QTR      1ST QTR
                                             ---------------------------------------------------
<S>                                          <C>          <C>          <C>          <C>
Per common share:
  Basic net income                             $.56         $.58         $.56         $.55
  Diluted net income                            .55          .57          .56          .54
  Diluted net income - adjusted*                .55          .57          .56          .54
  Trailing 4 qtrs basic net income             2.25         2.13         2.08         2.03
  Trailing 4 qtrs diluted net income           2.22         2.10         2.05         1.99
  Dividend declared                            .285          .27          .27          .26
  Dividend paid                                 .27          .27          .26          .26
Dividend payout ratio                         51.82%       47.37%       48.21%       48.15%
Dividend yield (annualized)***                 4.81         4.05         3.30         3.13
P/E ratio                                     10.67        12.71        15.98        16.68

Average basic shares o/s**                   613,878      616,884      623,117      640,989
Average diluted shares o/s**                 620,784      624,581      633,280      652,221
```

Ending common shares o/s**	607,058	616,565	618,131	628,842
Common stock price:				
High	$31.44	$33.38	$36.75	$37.81
Low	22.13	26.13	31.44	33.09
Close	23.69	26.69	32.75	33.19
Book value/common share	$9.39	$9.54	$9.44	$9.90
Tangible book value/common share	7.23	7.51	7.76	8.15
Fair value gain (loss) on securities				
included in equity/share	($.30)	($.10)	$.03	$.32
Market to book value	252.3%	279.8%	346.9%	335.3%
Market capitalization of				
common stock	$14,381	$16,456	$20,244	$20,871
Common dividends declared	$172.7	$166.5	$166.7	$163.8
Preferred dividends declared	.4	.5	.4	.4

<CAPTION>

	1998			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
<S>	<C>	<C>	<C>	<C>
Per common share:				
Basic net income	$.44	$.53	$.51	$.16
Diluted net income	.43	.52	.50	.16
Diluted net income - adjusted*	.53	.52	.50	.45
Trailing 4 qtrs basic net income	1.64	1.66	1.57	1.48
Trailing 4 qtrs diluted net income	1.61	1.63	1.54	1.46
Dividend declared	.26	.24	.24	.23
Dividend paid	.24	.24	.23	.23
Dividend payout ratio	60.47%	46.15%	48.00%	143.75%
Dividend yield (annualized)***	2.87	2.91	2.70	2.51
P/E ratio	22.52	20.23	23.05	25.11
Average basic shares o/s**	659,454	659,385	656,373	632,454
Average diluted shares o/s**	671,262	672,697	672,766	646,013
Ending common shares o/s**	652,655	660,673	657,255	655,028
Common stock price:				
High	$37.00	$37.00	$38.75	$37.41
Low	29.38	28.50	32.69	28.47
Close	36.25	32.97	35.50	36.66
Book value/common share	$10.69	$10.95	$10.62	$10.36
Tangible book value/common share	8.96	9.26	8.90	8.60
Fair value gain (loss) on securities				
included in equity/share	$.42	$.54	$.54	$.57
Market to book value	339.1%	301.1%	334.3%	353.9%
Market capitalization of				
common stock	$23,659	$21,782	$23,333	$24,013
Common dividends declared	$169.7	$158.7	$157.9	$150.8
Preferred dividends declared	.5	.5	1.1	-

</TABLE>

*   Excludes merger charges
**   In thousands
***   Based on quarter-end stock price
n/a - Not applicable

```
<TABLE>
<CAPTION>


                                       UNAUDITED

                             NATIONAL CITY CORPORATION
                             CAPITALIZATION (PERIOD END)
                         ($ IN MILLIONS, EXCEPT PER SHARE DATA)
```

| | 2000 | | | |
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
FUNDING				
<S>	<C>	<C>	<C>	<C>
LONG-TERM DEBT (NET OF DISCOUNT):				
Total parent company debt	$1,960.5	$1,960.9	$1,960.5	$2,060.3
Subsidiary debt:				
Subordinated debt	1,118.8	1,118.6	1,118.4	1,119.2
Senior bank notes	11,654.3	9,495.0	10,140.8	10,790.6
Capital securities	180.0	180.0	180.0	180.0
FHLB advances and other	3,231.2	2,881.1	2,757.2	2,833.0
Total subsidiary debt	16,184.3	13,674.7	14,196.4	14,922.8
TOTAL LONG-TERM DEBT	$18,144.8	$15,635.6	$16,156.9	$16,983.1
BORROWED FUNDS:				
U.S. Treasury demand notes	$413.9	$1,583.2	$6,168.4	$4,304.1
Commercial paper	368.6	505.2	784.7	1,219.9
Other	121.2	194.9	21.7	16.8
TOTAL BORROWED FUNDS	$903.7	$2,283.3	$6,974.8	$5,540.8
STOCKHOLDERS' EQUITY				
Preferred stock	$30.0	$30.0	$30.0	$30.0
Common stock	6,740.0	6,437.4	6,103.5	5,887.6
TOTAL STOCKHOLDERS' EQUITY	$6,770.0	$6,467.4	$6,133.5	$5,917.6
FAS 115 adjustment, net of tax	$60.6	($96.9)	($258.3)	($286.6)
INTANGIBLE ASSETS				
Goodwill	$1,124.0	$1,157.0	$1,175.9	$1,193.1
Core deposit intangible	43.7	46.2	48.8	51.4
Purchased credit card relationships	3.8	4.6	5.5	6.4
Other intangibles	29.8	31.1	32.3	33.4
TOTAL INTANGIBLE ASSETS	$1,201.3	$1,238.9	$1,262.5	$1,284.3
RISK-BASED CAPITAL *				
Tier 1 capital	$5,554.5	$5,554.7	$5,357.6	$5,147.4
Total risk-based capital	9,108.8	9,157.7	8,977.0	8,645.5
Risk-weighted assets	80,326.1	76,208.6	75,250.1	73,892.2
Tier 1 capital ratio	6.91%	7.29%	7.12%	6.97%
Total risk-based capital ratio	11.34	12.03	11.93	11.70
Leverage ratio	6.60	6.67	6.23	6.05
STOCK REPURCHASE ACTIVITY				
Number of shares repurchased	.1	.2	–	2.2
Average price of repurchased shares	$21.02	$20.60	–	$21.93
Total cost	2.2	5.1	–	47.1
Shares remaining under authorization	24.9	25.0	25.2	25.2
SELECTED RATIOS AND OTHER				
Debt to equity	268.02%	241.76%	263.42%	286.99%
Debt to total capitalization	72.83	70.74	72.48	74.16
Equity to assets	7.65	7.60	7.25	6.81
Common equity to assets	7.61	7.57	7.21	6.78
Equity to assets (tangible)*	6.38	6.24	5.84	5.41
Common equity to assets (tangible)*	6.34	6.20	5.81	5.38
Minority interest	$46.6	$44.6	$42.8	$41.2

```
<CAPTION>
```

| | 1999 | | | |
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
FUNDING				
<S>	<C>	<C>	<C>	<C>
LONG-TERM DEBT (NET OF DISCOUNT):				
Total parent company debt	$2,060.1	$2,124.9	$2,126.2	$1,428.1
Subsidiary debt:				
Subordinated debt	1,119.2	1,119.1	1,118.9	1,118.8
Senior bank notes	8,918.6	8,718.4	7,527.3	6,987.1
Capital securities	180.0	180.0	180.0	679.9
FHLB advances and other	2,760.1	2,662.6	2,364.9	2,465.1
Total subsidiary debt	12,977.9	12,680.1	11,191.1	11,250.9
TOTAL LONG-TERM DEBT	$15,038.0	$14,805.0	$13,317.3	$12,679.0
BORROWED FUNDS:				
U.S. Treasury demand notes	$9,228.2	$4,562.6	$2,912.0	$895.6
Commercial paper	313.4	450.0	918.0	950.7
Other	231.0	694.8	665.8	994.7
TOTAL BORROWED FUNDS	$9,772.6	$5,707.4	$4,495.8	$2,841.0
STOCKHOLDERS' EQUITY				
Preferred stock	$30.2	$30.5	$30.5	$30.5
Common stock	5,697.5	5,883.8	5,836.7	6,226.4
TOTAL STOCKHOLDERS' EQUITY	$5,727.7	$5,914.3	$5,867.2	$6,256.9
FAS 115 adjustment, net of tax	($179.4)	($62.1)	$20.3	$200.5
INTANGIBLE ASSETS				
Goodwill	$1,210.4	$1,174.4	$962.4	$1,025.3
Core deposit intangible	54.0	56.5	59.1	61.7
Purchased credit card relationships	7.2	8.1	11.1	12.1

Other intangibles	34.8	15.6	4.6	4.8
TOTAL INTANGIBLE ASSETS	$1,306.4	$1,254.6	$1,037.2	$1,103.9

RISK-BASED CAPITAL *

Tier 1 capital	$4,828.0	$4,948.6	$5,037.6	$5,152.9
Total risk-based capital	8,190.2	8,379.6	8,544.2	8,388.6
Risk-weighted assets	73,027.4	71,837.8	70,518.1	70,157.2
Tier 1 capital ratio	6.61%	6.89%	7.14%	7.34%
Total risk-based capital ratio	11.22	11.66	12.12	11.96
Leverage ratio	5.72	6.07	6.06	6.13

STOCK REPURCHASE ACTIVITY

Number of shares repurchased	10.8	2.7	12.7	26.4
Average price of repurchased shares	$24.56	$30.88	$34.24	$35.07
Total cost	261.8	84.8	435.9	927.6
Shares remaining under authorization	27.4	8.2	10.9	23.6

SELECTED RATIOS AND OTHER

Debt to equity	262.55%	250.33%	226.98%	202.64%
Debt to total capitalization	72.42	71.46	69.42	66.96
Equity to assets	6.57	6.95	6.98	7.44
Common equity to assets	6.54	6.92	6.95	7.40
Equity to assets (tangible)*	5.15	5.56	5.82	6.21
Common equity to assets (tangible)*	5.12	5.52	5.78	6.17
Minority interest	$40.0	$38.7	$36.8	$35.3

<CAPTION>

	1998			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR

FUNDING

<S>	<C>	<C>	<C>	<C>
LONG-TERM DEBT (NET OF DISCOUNT):				
Total parent company debt	$1,129.2	$1,129.5	$1,130.4	$1,130.7
Subsidiary debt:				
Subordinated debt	821.7	821.7	821.6	821.5
Senior bank notes	4,992.2	4,320.5	3,490.4	2,144.2
Capital securities	679.9	679.9	679.9	679.9
FHLB advances and other	2,066.3	1,517.0	1,474.4	1,437.2
Total subsidiary debt	8,560.1	7,339.1	6,466.3	5,082.8
TOTAL LONG-TERM DEBT	$9,689.3	$8,468.6	$7,596.7	$6,213.5

BORROWED FUNDS:

U.S. Treasury demand notes	$753.5	$2,200.1	$3,300.7	$909.6
Commercial paper	392.9	246.8	299.7	326.0
Other	971.5	675.7	729.9	1,526.6
TOTAL BORROWED FUNDS	$2,117.9	$3,122.6	$4,330.3	$2,762.2

STOCKHOLDERS' EQUITY

Preferred stock	$36.1	$36.6	$36.6	$37.0
Common stock	6,976.8	7,236.8	6,982.4	6,788.8
TOTAL STOCKHOLDERS' EQUITY	$7,012.9	$7,273.4	$7,019.0	$6,825.8
FAS 115 adjustment, net of tax	$272.1	$353.8	$354.0	$373.8

INTANGIBLE ASSETS

Goodwill	$1,043.3	$1,035.4	$1,045.4	$1,062.8
Core deposit intangible	64.2	66.8	69.4	71.9
Purchased credit card relationships	13.0	14.0	15.0	15.9
Other intangibles	5.7	5.9	6.1	3.8
TOTAL INTANGIBLE ASSETS	$1,126.2	$1,122.1	$1,135.9	$1,154.4

RISK-BASED CAPITAL *

Tier 1 capital	$5,726.1	$5,941.9	$5,542.5	$5,584.7
Total risk-based capital	8,493.7	8,561.4	8,143.2	8,206.3
Risk-weighted assets	72,060.5	67,417.2	65,906.5	64,383.0
Tier 1 capital ratio	7.95%	8.81%	8.41%	8.67%
Total risk-based capital ratio	11.79	12.70	12.36	12.75
Leverage ratio	6.94	7.49	7.09	7.64

STOCK REPURCHASE ACTIVITY

Number of shares repurchased	10.0	-	-	-
Average price of repurchased shares	$34.77	-	-	-
Total cost	347.7	-	-	-
Shares remaining under authorization	50.0	-	-	-

SELECTED RATIOS AND OTHER

Debt to equity	138.16%	116.43%	108.23%	91.03%
Debt to total capitalization	58.01	53.80	51.98	47.65
Equity to assets	7.95	8.75	8.64	8.46
Common equity to assets	7.91	8.70	8.59	8.41
Equity to assets (tangible)*	6.76	7.50	7.34	7.13
Common equity to assets (tangible)*	6.72	7.46	7.30	7.08
Minority interest	$43.8	$43.2	$42.5	$42.4

* Period-end, less intangible assets.
</TABLE>

```
<TABLE>
<CAPTION>
```

UNAUDITED
NATIONAL CITY CORPORATION
NET INTEREST MARGIN

2000

	4TH QTR	3RD QTR	2ND QTR	1ST QTR
Earning Assets				
Loans *	9.08%	9.05%	8.82%	8.56%
Securities	6.35	6.33	6.35	6.38
Short-term investments	9.44	8.73	7.51	6.88
RATE ON EARNING ASSETS	8.74	8.67	8.41	8.14
INTEREST BEARING LIABILITIES				
Core deposits	4.71	4.58	4.32	4.10
Purchased deposits	6.52	6.48	6.18	5.73
Other purchased funding	6.69	6.67	6.37	5.98
RATE ON INTEREST BEARING LIABILITIES	5.62	5.53	5.30	5.00
NET INTEREST SPREAD	3.12	3.14	3.11	3.14
Contribution of free funds	.78	.76	.69	.65
NET INTEREST MARGIN	3.90%	3.90%	3.80%	3.79%

```
<CAPTION>
```

1999

	4TH QTR	3RD QTR	2ND QTR	1ST QTR
Earning Assets				
Loans *	8.38%	8.23%	8.13%	8.14%
Securities	6.33	6.32	6.22	6.38
Short-term investments	6.58	5.83	5.15	5.22
RATE ON EARNING ASSETS	7.96	7.83	7.72	7.75
INTEREST BEARING LIABILITIES				
Core deposits	3.89	3.75	3.71	3.87
Purchased deposits	5.41	5.00	4.79	4.77
Other purchased funding	5.69	5.28	5.06	4.96
RATE ON INTEREST BEARING LIABILITIES	4.72	4.42	4.29	4.33
NET INTEREST SPREAD	3.24	3.41	3.43	3.42
Contribution of free funds	.63	.62	.61	.60
NET INTEREST MARGIN	3.87%	4.03%	4.04%	4.02%

```
<CAPTION>
```

1998

	4TH QTR	3RD QTR	2ND QTR	1ST QTR
Earning Assets				
Loans *	8.20%	8.51%	8.58%	8.64%
Securities	6.48	6.59	6.57	6.56
Short-term investments	4.69	6.45	6.47	7.22
RATE ON EARNING ASSETS	7.81	8.11	8.16	8.20
INTEREST BEARING LIABILITIES				
Core deposits	3.92	4.12	4.14	4.24
Purchased deposits	4.98	5.37	5.37	5.42
Other purchased funding	5.16	5.68	5.71	5.81
RATE ON INTEREST BEARING LIABILITIES	4.38	4.65	4.66	4.67
NET INTEREST SPREAD	3.43	3.46	3.50	3.53
Contribution of free funds	.57	.64	.65	.66
NET INTEREST MARGIN	4.00%	4.10%	4.15%	4.19%

* Includes loans held for sale or securitization.

```
</TABLE>

<TABLE>
<CAPTION>
```

NONINTEREST INCOME
($ IN MILLIONS)

2000

	4TH QTR	3RD QTR	2ND QTR	1ST QTR
Mortgage banking revenue	$109.6	$110.5	$147.6	$111.3
Service charges on deposits	113.0	115.4	108.1	106.3
Item processing revenue	112.6	104.9	100.6	94.4
Trust and investment mgmt. fees	81.1	79.8	90.1	83.6
Card-related fees	50.8	48.3	45.3	43.6
Service fees - other	24.3	24.0	30.9	24.3
Brokerage revenue	23.4	23.2	24.6	27.0
Trading income	6.0	2.8	4.2	5.2
All other	84.0	82.0	122.9	61.7
FEES AND OTHER INCOME	604.8	590.9	674.3	557.4
Net securities gains (losses)	50.7	27.5	(42.8)	21.5
TOTAL NONINTEREST INCOME	$655.5	$618.4	$631.5	$578.9

```
<CAPTION>
```

1999

	4TH QTR	3RD QTR	2ND QTR	1ST QTR
Mortgage banking revenue	$126.0	$81.1	$89.2	$93.0
Service charges on deposits	108.3	107.4	104.8	99.9
Item processing revenue	98.5	91.5	105.1	121.7
Trust and investment mgmt. fees	82.3	81.1	80.7	81.8
Card-related fees	48.7	48.4	49.3	45.3
Service fees - other	21.4	22.7	21.4	24.9
Brokerage revenue	26.0	24.5	29.1	24.4
Trading income	5.2	5.6	3.5	3.5
All other	62.9	66.3	60.5	96.4

FEES AND OTHER INCOME	579.3	528.6	543.6	590.9
Net securities gains (losses)	37.1	20.3	57.3	23.7
TOTAL NONINTEREST INCOME	$616.4	$548.9	$600.9	$614.6

<CAPTION>

	1998			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
<S>	<C>	<C>	<C>	<C>
Mortgage banking revenue	$89.3	$79.4	$97.2	$61.3
Service charges on deposits	98.6	98.5	96.1	91.7
Item processing revenue	130.0	124.3	117.7	112.5
Trust and investment mgmt. fees	79.8	74.6	79.7	77.0
Card-related fees	48.5	56.4	49.4	46.9
Service fees - other	20.1	24.3	24.3	23.2
Brokerage revenue	21.8	20.5	25.9	22.3
Trading income	6.0	5.5	5.0	6.0
All other	82.2	72.0	58.8	52.9
FEES AND OTHER INCOME	576.3	555.5	554.1	493.8
Net securities gains (losses)	49.3	64.4	19.7	1.1
TOTAL NONINTEREST INCOME	$625.6	$619.9	$573.8	$494.9

</TABLE>

NONINTEREST EXPENSE
($ IN MILLIONS)

<TABLE>
<CAPTION>

	2000			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
<S>	<C>	<C>	<C>	<C>
Salaries, benefits and other personnel	$413.1	$406.0	$401.3	$406.9
Equipment	58.0	56.0	57.8	57.7
Net occupancy	52.0	52.7	51.8	52.7
Third-party services	52.6	51.2	48.5	45.1
Card-related fees	48.6	40.4	40.5	38.2
Intangibles amortization	21.9	22.0	22.0	22.1
Marketing and public relations	18.8	18.8	23.4	22.7
Telephone	22.1	20.5	18.4	20.3
Postage	17.1	18.2	18.7	17.6
Supplies	12.3	11.5	13.0	13.0
Travel and entertainment	16.0	14.8	15.1	13.6
State and local taxes	10.4	12.9	8.1	7.7
FDIC assessments	2.5	2.5	2.5	2.2
OREO expense, net	.8	.5	.5	.5
All other	108.2	57.3	63.5	38.8
NONINTEREST EXPENSE	854.4	785.3	785.1	759.1
Merger charges	-	-	-	-
TOTAL NONINTEREST EXPENSE	$854.4	$785.3	$785.1	$759.1
MEMO: FTE employees	36,097	36,766	37,704	37,458

<CAPTION>

	1999			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
<S>	<C>	<C>	<C>	<C>
Salaries, benefits and other personnel	$400.3	$367.7	$389.6	$400.8
Equipment	56.5	47.6	52.9	52.8
Net occupancy	49.8	48.9	49.3	54.1
Third-party services	49.7	49.3	48.5	45.6
Card-related fees	40.4	37.3	38.0	33.6
Intangibles amortization	21.1	19.2	17.6	17.5
Marketing and public relations	23.3	15.6	14.8	10.8
Telephone	20.3	15.1	19.6	19.0
Postage	17.8	16.2	18.1	18.5
Supplies	13.6	13.4	11.8	16.5
Travel and entertainment	14.6	12.6	12.7	11.9
State and local taxes	14.5	13.0	12.4	12.8
FDIC assessments	2.6	1.4	1.7	2.4
OREO expense, net	1.3	2.0	1.2	(.9)
All other	54.3	46.6	69.1	43.8
NONINTEREST EXPENSE	780.1	705.9	757.3	739.2
Merger charges	-	-	-	-
TOTAL NONINTEREST EXPENSE	$780.1	$705.9	$757.3	$739.2
MEMO: FTE employees	38,054	37,267	37,804	39,742

<CAPTION>

	1998			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
<S>	<C>	<C>	<C>	<C>
Salaries, benefits and other personnel	$405.1	$409.3	$396.6	$383.8
Equipment	58.6	51.1	51.5	51.7
Net occupancy	52.6	51.7	49.7	48.7
Third-party services	55.2	70.1	51.4	49.6
Card-related fees	38.1	29.8	39.6	31.9
Intangibles amortization	18.3	17.9	17.8	11.2
Marketing and public relations	14.8	14.7	16.9	17.2
Telephone	22.6	18.5	17.7	16.2
Postage	18.9	18.3	19.6	18.9
Supplies	18.9	16.4	15.2	15.3
Travel and entertainment	13.9	13.8	13.0	11.9
State and local taxes	11.2	13.5	11.5	9.5
FDIC assessments	2.1	1.9	.6	2.2
OREO expense, net	1.3	1.9	3.6	2.2
All other	35.2	53.5	44.5	29.0
NONINTEREST EXPENSE	766.8	782.4	749.2	699.3
Merger charges	104.7	-	-	274.7
TOTAL NONINTEREST EXPENSE	$871.5	$782.4	$749.2	$974.0
MEMO: FTE employees	41,218	42,005	43,005	41,056

</TABLE>

```
<TABLE>
<CAPTION>


                                          UNAUDITED

                                   NATIONAL CITY CORPORATION
                            LOAN LOSS ALLOWANCE AND NET CHARGE-OFFS
                                       ($ IN MILLIONS)
-----------------------------------------------------------------------------------------

                                                       2000
                                   ------------------------------------------------------

                                    4TH QTR        3RD QTR        2ND QTR        1ST QTR
                                   ------------------------------------------------------
LOAN LOSS ALLOWANCE
---------------------------------------

<S>                                  <C>            <C>            <C>            <C>
Beginning loan loss allowance        $945.5         $970.3         $970.6         $970.5
Provision                             81.4           70.4           68.7           66.3
Reserves acquired (sold or securitized)  (17.1)     (25.0)          (.3)            -
Net charge-offs:
  Commercial                          23.6           15.0           21.4           18.5
  Real estate - commercial             1.2            .7            2.4           (1.4)
  Real estate - residential            6.4           6.0            5.9            5.2
  Consumer                            26.8           26.3           17.9           23.4
  Credit card                         21.7           21.9           19.8           20.0
  Home equity                          1.5            .3            1.3             .4
                                   ---------------------------------------   ------------
Total net charge-offs                 81.2           70.2           68.7           66.2
                                   ------------------------------------------------------
Ending loan loss allowance           $928.6         $945.5         $970.3         $970.6
                                   ======================================================

MEMO:

Net charge-offs on securitized credit card
  balances                            $6.7           $2.5           $3.2           $4.4

NET CHARGE-OFFS AS A
% OF LOANS (annualized)
---------------------------------------
Commercial                            .36%           .24%           .35%           .32%
Real estate - commercial              .07            .04            .16           (.09)
Real estate - residential             .20            .21            .21            .18
Consumer                              .88            .86            .52            .65
Credit card                          3.62           3.51           3.16           3.45
Home equity                           .13            .03            .13            .04
                                   ------------------------------------------------------
   TOTAL NET CHARGE-OFFS              .50%           .45%           .44%           .44%
                                   ======================================================

MEMO:
Securitized credit card portfolio    3.89%          2.20%          4.01%          4.04%
<CAPTION>
                                                       1999
                                   ------------------------------------------------------

                                    4TH QTR        3RD QTR        2ND QTR        1ST QTR
                                   ------------------------------------------------------
LOAN LOSS ALLOWANCE
---------------------------------------

<S>                                  <C>            <C>            <C>            <C>
Beginning loan loss allowance        $970.7         $970.2         $970.3         $970.2
Provision                             66.6           55.5           59.6           68.0
Reserves acquired (sold or securitized)  (.2)        (.1)           .3             .1
Net charge-offs:
  Commercial                          15.2           11.9           25.1            9.5
  Real estate - commercial             .4             .5           (2.7)            -
  Real estate - residential            5.4           3.7            2.2            3.7
  Consumer                            25.3           20.1           14.6           32.1
  Credit card                         19.6           18.5           19.7           21.8
  Home equity                          .7             .2            1.0            1.0
                                   ------------------------------------------------------
Total net charge-offs                 66.6           54.9           60.0           68.0
                                   ------------------------------------------------------
Ending loan loss allowance           $970.5         $970.7         $970.2         $970.3
                                   ======================================================

MEMO:
Net charge-offs on securitized credit card
  balances                            $5.4           $5.8           $8.1           $8.6

NET CHARGE-OFFS AS A
% OF LOANS (annualized)
---------------------------------------
Commercial                            .26%           .21%           .45%           .17%
Real estate - commercial              .03            .03           (.17)           .00
Real estate - residential             .21            .15            .09            .15
Consumer                              .71            .58            .41            .95
Credit card                          3.50           3.52           4.05           4.83
Home equity                           .08            .03            .12            .13
                                   ------------------------------------------------------
   TOTAL NET CHARGE-OFFS              .45%           .38%           .42%           .48%
                                   ======================================================

MEMO:
Securitized credit card portfolio    4.30%          4.21%          5.11%          4.82%
<CAPTION>
                                                       1998
                                   ------------------------------------------------------

                                    4TH QTR        3RD QTR        2ND QTR        1ST QTR
                                   ------------------------------------------------------
LOAN LOSS ALLOWANCE
---------------------------------------

<S>                                  <C>            <C>            <C>            <C>
Beginning loan loss allowance        $975.1         $976.5         $976.5         $941.9
Provision                             56.9           45.2           43.0           56.3
Reserves acquired (sold or securitized)  (1.9)       (1.4)           -            30.7
Net charge-offs:
  Commercial                          10.7            1.1            1.9            4.6
  Real estate - commercial             -             1.3            1.5           (.8)
  Real estate - residential            5.3           3.9            3.1            3.7
  Consumer                            23.4           20.9           15.3           23.2
  Credit card                         19.4           16.7           19.7           20.1
  Home equity                          1.0           1.3            1.5            1.6
                                   ------------------------------------------------------
Total net charge-offs                 59.9           45.2           43.0           52.4
                                   ------------------------------------------------------
Ending loan loss allowance           $970.2         $975.1         $976.5         $976.5
                                   ======================================================

MEMO:
Net charge-offs on securitized credit card
  balances                           $10.1          $10.7          $12.3          $12.0

NET CHARGE-OFFS AS A
% OF LOANS (annualized)
---------------------------------------
Commercial                            .20%           .02%           .04%           .10%
Real estate - commercial              .00            .08            .10           (.06)
Real estate - residential             .19            .15            .12            .14
Consumer                              .69            .64            .50            .80
```

Credit card	4.24	3.64	4.23	4.14
Home equity	.11	.17	.20	.21
TOTAL NET CHARGE-OFFS	.42%	.33%	.32%	.41%

MEMO:

Securitized credit card portfolio	4.94%	4.92%	5.69%	5.62%

</TABLE>

NONPERFORMING ASSETS
($ IN MILLIONS)

<TABLE>
<CAPTION>

	2000			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
NONPERFORMING ASSETS				
Commercial	$183.2	$170.8	$155.5	$138.6
Commercial real estate	67.0	69.3	75.5	76.2
Residential real estate	118.8	97.5	82.7	76.0
Total nonperforming loans	369.0	337.6	313.7	290.8
Other real estate owned	33.3	27.7	25.6	23.3
TOTAL NONPERFORMING ASSETS	$402.3	$365.3	$339.3	$314.1
Loans 90 days past due	$341.8	$310.3	$249.4	$250.0
Renegotiated loans*:				
Commercial	$.1	$.2	$.2	$.2
Real estate related	.2	.2	.2	1.7
Total renegotiated loans	$.3	$.4	$.4	$1.9
NPAs to loans + OREO	.61%	.57%	.55%	.51%
NPAs to total assets	.45	.43	.40	.36
LLA to nonperforming loans	251.65	280.07	309.32	333.80
Loan loss allowance to loans	1.42	1.49	1.58	1.57

<CAPTION>

	1999			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
NONPERFORMING ASSETS				
Commercial	$130.4	$106.9	$100.1	$122.6
Commercial real estate	68.5	60.4	63.9	63.2
Residential real estate	70.3	68.8	58.8	56.7
Total nonperforming loans	269.2	236.1	222.8	242.5
Other real estate owned	19.9	23.9	26.7	29.4
TOTAL NONPERFORMING ASSETS	$289.1	$260.0	$249.5	$271.9
Loans 90 days past due	$230.0	$244.0	$199.6	$223.2
Renegotiated loans*:				
Commercial	$.2	$.2	$.3	$.3
Real estate related	1.8	2.3	2.4	2.5
Total renegotiated loans	$2.0	$2.5	$2.7	$2.8
NPAs to loans + OREO	.48%	.45%	.44%	.47%
NPAs to total assets	.33	.31	.30	.32
LLA to nonperforming loans	360.51	411.14	435.46	400.14
Loan loss allowance to loans	1.61	1.67	1.69	1.69

<CAPTION>

	1998			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
NONPERFORMING ASSETS				
Commercial	$97.8	$92.8	$100.4	$110.8
Commercial real estate	66.1	66.5	64.1	67.9
Residential real estate	54.7	62.6	60.5	65.3
Total nonperforming loans	218.6	221.9	225.0	244.0
Other real estate owned	29.9	30.5	32.0	37.1
TOTAL NONPERFORMING ASSETS	$248.5	$252.4	$257.0	$281.1
Loans 90 days past due	$209.5	$170.8	$142.5	$146.0
Renegotiated loans*:				
Commercial	$.4	$.4	$.4	$.4
Real estate related	2.6	2.6	2.5	4.0
Total renegotiated loans	$3.0	$3.0	$2.9	$4.4
NPAs to loans + OREO	.43%	.45%	.47%	.52%
NPAs to total assets	.28	.30	.32	.35
LLA to nonperforming loans	443.82	439.43	434.00	400.20
Loan loss allowance to loans	1.67	1.74	1.78	1.80

*   Renegotiated loans are included in nonperforming loans.

</TABLE>

UNAUDITED
NATIONAL CITY CORPORATION
DELIVERY CHANNELS

<TABLE>
<CAPTION>

	2000			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
BANK BRANCHES				
<S>	<C>	<C>	<C>	<C>
Traditional	654	693	763	833
Limited service	75	74	76	77
In-store	83	85	92	92
Bank express	395	355	290	233
TOTAL BANK BRANCHES	1,207	1,207	1,221	1,235
ATMS	1,670	1,692	1,729	1,743
ONLINE BANKING CUSTOMERS	108,142	85,344	56,195	28,499

<CAPTION>

	1999			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
BANK BRANCHES				
<S>	<C>	<C>	<C>	<C>
Traditional	861	887	945	995
Limited service	77	83	92	88
In-store	97	97	98	111
Bank express	206	183	131	94
TOTAL BANK BRANCHES	1,241	1,250	1,266	1,288
ATMS	1,845	1,905	1,952	1,974
ONLINE BANKING CUSTOMERS	23,175	20,881	18,218	16,344

<CAPTION>

	1998			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
BANK BRANCHES				
<S>	<C>	<C>	<C>	<C>
Traditional	1,016	1,035	1,076	n/a
Limited service	89	120	121	n/a
In-store	114	90	89	n/a
Bank express	82	80	68	n/a
TOTAL BANK BRANCHES	1,301	1,325	1,354	n/a
ATMS	2,012	n/a	n/a	n/a
ONLINE BANKING CUSTOMERS	n/a	n/a	n/a	n/a

n/a - Not available
<CAPTION>

UNAUDITED
MORTGAGE BANKING
($ IN MILLIONS)

	2000			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
REVENUE COMPONENTS				
<S>	<C>	<C>	<C>	<C>
Servicing	$12.4	$20.3	$22.2	$26.0
Conforming origination and sales	89.0	83.6	79.4	68.4
Nonconforming origination and sales	7.8	6.3	21.7	16.7
Other	.4	.3	24.3	.2
TOTAL MORTGAGE BANKING REVENUE	$109.6	$110.5	$147.6	$111.3
PRODUCTION DATA				
Conforming originations	$5,801	$5,647	$5,422	$3,810
Nonconforming originations	212	321	629	481
TOTAL LOANS ORIGINATED FOR SALE	$6,013	$5,968	$6,051	$4,291
Conforming sales to secondary market	$5,137	$5,721	$3,741	$3,691
Nonconforming whole loan sales	356	299	670	672
TOTAL MORTGAGE SALES	$5,493	$6,020	$4,411	$4,363
MEMO:				
Total First Franklin nonconforming loan originations	$1,025	$1,187	$1,204	$1,063
SERVICING DATA				
Mortgage loans serviced for third parties	$57,366	$53,452	$52,505	$48,574
Carrying value of mortgage servicing rights	$999.7	$976.4	$948.7	$876.6

<CAPTION>

	1999			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR

REVENUE COMPONENTS				
	<C>	<C>	<C>	<C>
Servicing	$16.5	$16.0	$13.5	$14.3
Conforming origination and sales	68.8	62.6	75.1	77.0
Nonconforming origination and sales	40.6	2.1	-	-
Other	.1	.4	.6	1.7
TOTAL MORTGAGE BANKING REVENUE	$126.0	$81.1	$89.2	$93.0

PRODUCTION DATA				
Conforming originations	$3,795	$3,448	$4,414	$4,444
Nonconforming originations	1,241	467	-	-
TOTAL LOANS ORIGINATED FOR SALE	$5,036	$3,915	$4,414	$4,444
Conforming sales to secondary market	$2,880	$3,858	$4,529	$5,796
Nonconforming whole loan sales	1,506	50	-	-
TOTAL MORTGAGE SALES	$4,386	$3,908	$4,529	$5,796

MEMO:				
Total First Franklin nonconforming loan originations	$1,343	$467	-	-

SERVICING DATA				
Mortgage loans serviced for third parties	$46,704	$44,376	$41,339	$38,840
Carrying value of mortgage servicing rights	$785.0	$753.7	$683.2	$632.4

<CAPTION>

	1998			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR

REVENUE COMPONENTS				
	<C>	<C>	<C>	<C>
Servicing	$18.9	$14.4	$8.7	$1.7
Conforming origination and sales	69.7	67.5	87.3	58.9
Nonconforming origination and sales	-	-	-	-
Other	.7	(2.5)	1.2	.7
TOTAL MORTGAGE BANKING REVENUE	$89.3	$79.4	$97.2	$61.3

PRODUCTION DATA				
Conforming originations	n/a	n/a	n/a	n/a
Nonconforming originations	n/a	n/a	n/a	n/a
TOTAL LOANS ORIGINATED FOR SALE	n/a	n/a	n/a	n/a
Conforming sales to secondary market	n/a	n/a	n/a	n/a
Nonconforming whole loan sales	n/a	n/a	n/a	n/a
TOTAL MORTGAGE SALES	n/a	n/a	n/a	n/a

MEMO:				
Total First Franklin nonconforming loan originations	-	-	-	-

SERVICING DATA				
Mortgage loans serviced for third parties	$35,298	$32,699	$30,487	$27,296
Carrying value of mortgage servicing rights	$564.0	$461.5	$413.1	$334.7

n/a - Not available
</TABLE>

UNAUDITED
TRUST ASSETS
($ IN MILLIONS)

<TABLE>
<CAPTION>

	2000			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR

TRUST ASSETS				
	<C>	<C>	<C>	<C>
Managed assets *	$68,040	$66,473	$66,951	$63,239
Non-managed assets	77,833	79,960	79,445	79,002
TOTAL ASSETS UNDER ADMINISTRATION	$145,873	$146,433	$146,396	$142,241
PROPRIETARY MUTUAL FUND ASSETS	$16,852	$16,204	$16,212	$16,600

<CAPTION>

	1999			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR

TRUST ASSETS				
Managed assets *	$63,645	$60,283	$62,641	$61,857
Non-managed assets	78,501	76,110	76,824	71,631
TOTAL ASSETS UNDER ADMINISTRATION	$142,146	$136,393	$139,465	$133,488
PROPRIETARY MUTUAL FUND ASSETS	$16,700	$15,800	$16,300	$15,600

<CAPTION>

1998

TRUST ASSETS	4TH QTR	3RD QTR	2ND QTR	1ST QTR
<S>	<C>			
Managed assets *	$60,292	n/a	n/a	n/a
Non-managed assets	74,735	n/a	n/a	n/a
TOTAL ASSETS UNDER ADMINISTRATION	$135,027	n/a	n/a	n/a
PROPRIETARY MUTUAL FUND ASSETS	$16,500	n/a	n/a	n/a

* Includes proprietary mutual fund assets.

n/a - Not available
</TABLE>

7

```
<TABLE>
<CAPTION>
```

UNAUDITED
NATIONAL CITY CORPORATION
LINE OF BUSINESS RESULTS
($ IN THOUSANDS)

	2000			
	4TH QTR	3RD QTR	2ND QTR	1ST QTR
RETAIL SALES AND DISTRIBUTION				
`<S>`	`<C>`	`<C>`	`<C>`	`<C>`
Net interest income (TE)	$ 369,890	$ 373,844	$ 371,198	$ 368,632
Provision for loan losses	10,569	14,221	9,640	9,153
Net interest income after provision	359,321	359,623	361,558	359,479
Noninterest income	141,726	142,537	135,535	129,033
Noninterest expense	287,134	291,447	281,199	283,368
Income before taxes	213,913	210,713	215,894	205,144
Income tax expense and TE adjustment	81,981	80,780	82,723	78,692
Net income	$ 131,932	$ 129,933	$ 133,171	$ 126,452
Intersegment revenue	$ 3,176	$ 3,709	$ 3,109	$ 4,322
Average assets (in millions)	$ 15,765	$ 15,628	$ 16,484	$ 16,553
CORPORATE BANKING				
Net interest income (TE)	$ 248,662	$ 243,941	$ 232,138	$ 219,954
Provision for loan losses	21,121	10,543	22,352	15,443
Net interest income after provision	227,541	233,398	209,786	204,511
Noninterest income	54,705	56,752	60,193	53,943
Noninterest expense	103,593	104,675	99,071	103,383
Income before taxes	178,653	185,475	170,908	155,071
Income tax expense and TE adjustment	67,407	69,965	64,501	58,563
Net income	$ 111,246	$ 115,510	$ 106,407	$ 96,508
Intersegment revenue	-	-	-	-
Average assets (in millions)	$ 29,828	$ 28,836	$ 27,699	$ 26,887
CONSUMER FINANCE				
Net interest income (TE)	$ 164,822	$ 156,677	$ 158,220	$ 156,777
Provision for loan losses	52,418	44,985	37,531	44,999
Net interest income after provision	112,404	111,692	120,689	111,778
Noninterest income	32,551	30,124	119,457	39,739
Noninterest expense	134,910	91,538	115,052	95,568
Income before taxes	10,045	50,278	125,094	55,949
Income tax expense and TE adjustment	3,867	18,956	47,012	21,081
Net income	$ 6,178	$ 31,322	$ 78,082	$ 34,868
RESTRUCTURING ITEMS (PRE-TAX)				
Gain on sale of student loans	-	-	$ 74,216	-
Consumer Finance realignment	(43,960)	-	-	-
Total	$ (43,960)	$ -	$ 74,216	$ -
RESTRUCTURING ITEMS (AFTER-TAX)				
Gain on sale of student loans	-	-	$ 48,240	-
Consumer Finance realignment	(28,574)	-	-	-
Total	$ (28,574)	$ -	$ 48,240	$ -
Intersegment revenue	-	-	-	-
Average assets (in millions)	$ 19,332	$ 17,951	$ 18,696	$ 18,376
ASSET MANAGEMENT				
Net interest income (TE)	$ 26,216	$ 25,782	$ 25,009	$ 23,904
Provision for loan losses	3,475	2,951	2,317	890
Net interest income after provision	22,741	22,831	22,692	23,014
Noninterest income	116,342	113,598	125,340	121,033
Noninterest expense	82,394	83,515	83,462	88,432
Income before taxes	56,689	52,914	64,570	55,615
Income tax expense and TE adjustment	20,835	19,552	23,943	20,686
Net income	$ 35,854	$ 33,362	$ 40,627	$ 34,929
Intersegment revenue	$ 6,854	$ 7,356	$ 6,847	$ 7,542
Average assets (in millions)	$ 2,795	$ 2,636	$ 2,425	$ 2,373

```
<CAPTION>
```

	1999				YTD	
	4TH QTR	3RD QTR	2ND QTR	1ST QTR	2000	1999
RETAIL SALES AND DISTRIBUTION						
`<S>`	`<C>`	`<C>`	`<C>`	`<C>`	`<C>`	`<C>`
Net interest income (TE)	$ 375,841	$ 373,226	$ 374,603	$ 366,913	$1,483,564	$1,490,583
Provision for loan losses	10,262	9,988	6,426	12,567	43,583	39,243

Net interest income after provision	365,579	363,238	368,177	354,346	1,439,981	1,451,340
Noninterest income	139,854	142,927	132,892	137,927	548,831	553,600
Noninterest expense	292,116	295,665	285,736	295,740	1,143,148	1,169,257
Income before taxes	213,317	210,500	215,333	196,533	845,664	835,683
Income tax expense and TE adjustment	80,719	79,656	81,518	74,474	324,176	316,367
Net income	$ 132,598	$ 130,844	$ 133,815	$ 122,059	$ 521,488	$ 519,316
Intersegment revenue	$ 1,333	$ 2,426	$ 2,190	$ 31,721	$ 14,316	$ 37,670
Average assets (in millions)	$ 16,722	$ 16,769	$ 17,129	$ 18,444	$ 16,105	$ 17,260

CORPORATE BANKING

Net interest income (TE)	$ 222,287	$ 215,139	$ 215,403	$ 212,475	$ 944,695	$ 865,304
Provision for loan losses	15,371	10,249	21,914	7,654	69,459	55,188
Net interest income after provision	206,916	204,890	193,489	204,821	875,236	810,116
Noninterest income	51,489	50,251	49,418	52,256	225,593	203,414
Noninterest expense	97,951	100,811	97,634	94,984	410,722	391,380
Income before taxes	160,454	154,330	145,273	162,093	690,107	622,150
Income tax expense and TE adjustment	59,726	57,482	54,114	60,352	260,436	231,674
Net income	$ 100,728	$ 96,848	$ 91,159	$ 101,741	$ 429,671	$ 390,476
Intersegment revenue	-	-	-	-	-	-
Average assets (in millions)	$ 26,614	$ 25,862	$ 25,967	$ 25,855	$ 28,318	$ 26,076

CONSUMER FINANCE

Net interest income (TE)	$ 152,811	$ 144,803	$ 148,296	$ 146,913	$ 636,496	$ 592,823
Provision for loan losses	45,644	40,041	39,080	55,138	179,933	179,903
Net interest income after provision	107,167	104,762	109,216	91,775	456,563	412,920
Noninterest income	68,302	31,661	24,436	21,129	221,871	145,528
Noninterest expense	103,855	80,521	66,294	66,639	437,068	317,309
Income before taxes	71,614	55,902	67,358	46,265	241,366	241,139
Income tax expense and TE adjustment	27,287	20,313	24,890	17,150	90,916	89,640
Net income	$ 44,327	$ 35,589	$ 42,468	$ 29,115	$ 150,450	$ 151,499

RESTRUCTURING ITEMS (PRE-TAX)

Gain on sale of student loans	-	-	-	-	$ 74,216	-
Consumer Finance realignment	-	-	-	-	(43,960)	-
Total	$ -	$ -	$ -	$ -	$ 30,256	$ -

RESTRUCTURING ITEMS (AFTER-TAX)

Gain on sale of student loans	-	-	-	-	$ 48,240	-
Consumer Finance realignment	-	-	-	-	(28,574)	-
Total	$ -	$ -	$ -	$ -	$ 19,666	$ -
Intersegment revenue	-	-	-	-	-	-
Average assets (in millions)	$ 17,196	$ 15,585	$ 15,439	$ 14,933	$ 18,587	$ 15,794

ASSET MANAGEMENT

Net interest income (TE)	$ 23,495	$ 22,709	$ 22,750	$ 21,113	$ 100,911	$ 90,067
Provision for loan losses	801	476	220	1,036	9,633	2,533
Net interest income after provision	22,694	22,233	22,530	20,077	91,278	87,534
Noninterest income	122,522	116,141	123,786	115,227	476,313	477,676
Noninterest expense	82,509	82,629	84,863	84,189	337,803	334,190
Income before taxes	62,707	55,745	61,453	51,115	229,788	231,020
Income tax expense and TE adjustment	22,902	20,414	22,433	18,717	85,016	84,466
Net income	$ 39,805	$ 35,331	$ 39,020	$ 32,398	$ 144,772	$ 146,554
Intersegment revenue	$ 8,476	$ 7,255	$ 9,612	$ 6,876	$ 28,599	$ 32,219
Average assets (in millions)	$ 2,379	$ 2,348	$ 2,318	$ 2,204	$ 2,558	$ 2,313

</TABLE>

```
                                          UNAUDITED
                                NATIONAL CITY CORPORATION
                                 LINE OF BUSINESS RESULTS
                                    ($ IN THOUSANDS)
```

<TABLE>
<CAPTION>

			2000	
	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
NATIONAL CITY MORTGAGE				
<S>	<C>	<C>	<C>	<C>
Net interest income (TE)	$ 7,772	$ 12,843	$ 11,016	$ 8,056
Provision for loan losses	–	–	–	–
Net interest income after provision	7,772	12,843	11,016	8,056
Noninterest income	95,380	99,989	111,983	95,553
Noninterest expense	91,019	87,318	86,341	78,639
Income before taxes	12,133	25,514	36,658	24,970
Income tax expense and TE adjustment	4,697	9,725	13,935	9,521
Net income	$ 7,436	$ 15,789	$ 22,723	$ 15,449
Intersegment revenue	$ 2,443	$ 2,399	$ 2,675	$ 2,816
Average assets (in millions)	$ 3,826	$ 3,980	$ 3,643	$ 2,779
NATIONAL PROCESSING				
Net interest income (TE)	$ 2,566	$ 2,535	$ 2,228	$ 1,858
Provision for loan losses	–	–	–	–
Net interest income after provision	2,566	2,535	2,228	1,858
Noninterest income	113,772	106,599	102,794	96,281
Noninterest expense	99,724	87,975	87,788	82,693
Income (loss) before taxes	16,614	21,159	17,234	15,446
Income tax expense and TE adjustment	6,235	8,175	6,758	5,898
Net income (loss)	$ 10,379	$ 12,984	$ 10,476	$ 9,548
RESTRUCTURING ITEMS (PRE-TAX)				
Net gain (loss) on business line divestitures	–	–	–	–
Facilities relocation	–	–	–	–
Goodwill and fixed asset impairment	$ (7,072)	–	–	–
Total	$ (7,072)	–	–	–
RESTRUCTURING ITEMS (AFTER-TAX)				
Net gain (loss) on business line divestitures	–	–	–	–
Facilities relocation	–	–	–	–
Goodwill and fixed asset impairment	$ (4,597)	–	–	–
Total	$ (4,597)	–	–	–
Intersegment revenue	$ 3,407	$ 2,972	$ 2,698	$ 2,554
Average assets (in millions)	$ 414	$ 385	$ 375	$ 365
PARENT AND OTHER				
Net interest income (expense) (TE)	$ (63,724)	$ (69,602)	$ (50,837)	$ (38,286)
Provision (benefit) for loan losses	(6,168)	(2,337)	(3,149)	(4,159)
Net interest income (expense) after provision	(57,556)	(67,265)	(47,688)	(34,127)
Noninterest income (expense)	100,998	68,714	(23,754)	43,317
Noninterest expense	55,663	38,841	32,157	27,010
Income (loss) before taxes	(12,221)	(37,392)	(103,599)	(17,820)
Income tax expense (benefit) and TE adj.	(17,207)	(29,128)	(54,500)	(21,409)
Net income (loss)	$ 4,986	$ (8,264)	$ (49,099)	$ 3,589
RESTRUCTURING ITEMS (PRE-TAX)				
Gain on sale of EPS and CEFT stock	–	–	–	–
Gain on sale of SVS	–	–	–	–
Minority interest related to NPI divestitures	–	–	–	–
Minority interest related to goodwill and fixed asset impairment	$ 593	–	–	–
Minority interest related to facilities relocation	–	–	–	–
Facilities charges and contract obligations	–	–	–	–
Losses on sale and impairment of securities	–	$ 2,058	$ (58,379)	–
Total	$ 593	$ 2,058	$ (58,379)	–
RESTRUCTURING ITEMS (AFTER-TAX)				
Gain on sale of EPS and CEFT stock	–	–	–	–
Gain on sale of SVS	–	–	–	–
Minority interest related to NPI divestitures	–	–	–	–
Minority interest related to goodwill and fixed asset impairment	$ 593	–	–	–
Minority interest related to facilities relocation	–	–	–	–
Facilities charges and contract obligations	–	–	–	–
Losses on sale and impairment of securities	–	$ 1,337	$ (37,946)	–
Total	$ 593	$ 1,337	$ (37,946)	–
Intersegment revenue (expense)	$ (15,880)	$ (16,436)	$ (15,329)	$ (17,234)
Average assets (in millions)	$ 13,340	$ 14,785	$ 17,449	$ 18,618

<CAPTION>

	1999				YTD	
	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	2000	1999
NATIONAL CITY MORTGAGE						
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Net interest income (TE)	$ 15,996	$ 12,883	$ 14,232	$ 15,543	$ 39,687	$ 58,654
Provision for loan losses	-	-	-	-	-	-
Net interest income after provision	15,996	12,883	14,232	15,543	39,687	58,654
Noninterest income	74,462	74,302	83,131	82,803	402,905	314,698
Noninterest expense	68,332	58,233	60,515	59,878	343,317	246,958
Income before taxes	22,126	28,952	36,848	38,468	99,275	126,394
Income tax expense and TE adjustment	8,597	11,179	14,195	14,687	37,878	48,658
Net income	$ 13,529	$ 17,773	$ 22,653	$ 23,781	$ 61,397	$ 77,736
Intersegment revenue	$ 2,422	$ 2,495	$ 3,018	$ 2,470	$ 10,333	$ 10,405
Average assets (in millions)	$ 3,018	$ 3,213	$ 3,152	$ 2,963	$ 3,559	$ 3,087
NATIONAL PROCESSING						
Net interest income (TE)	$ 1,643	$ 1,260	$ 456	$ 1,665	$ 9,187	$ 5,024
Provision for loan losses	-	-	-	-	-	-
Net interest income after provision	1,643	1,260	456	1,665	9,187	5,024
Noninterest income	98,270	93,630	114,994	47,955	419,446	354,849
Noninterest expense	83,240	82,220	97,362	116,791	358,180	379,613
Income (loss) before taxes	16,673	12,670	18,088	(67,171)	70,453	(19,740)
Income tax expense and TE adjustment	6,200	4,349	6,115	1,014	27,066	17,678
Net income (loss)	$ 10,473	$ 8,321	$ 11,973	$ (68,185)	$ 43,387	$ (37,418)
RESTRUCTURING ITEMS (PRE-TAX)						
Net gain (loss) on business line divestitures	$ (2,025)	-	$ 6,500	$ (73,932)	-	$ (69,457)
Facilities relocation	-	-	-	(2,234)	-	(2,234)
Goodwill and fixed asset impairment	-	-	-	-	$ (7,072)	-
Total	$ (2,025)	-	$ 6,500	$ (73,932)	$ (7,072)	$ (69,457)
RESTRUCTURING ITEMS (AFTER-TAX)						
Net gain (loss) on business line divestitures	$ (1,609)	-	$ 3,721	$ (72,030)	-	$ (69,918)
Facilities relocation	-	-	-	(1,829)	-	(1,829)
Goodwill and fixed asset impairment	-	-	-	-	$ (4,597)	-
Total	$ (1,609)	-	$ 3,721	$ (73,859)	$ (4,597)	$ (71,747)
Intersegment revenue	$ 2,778	$ 3,343	$ 3,398	$ 3,089	$ 11,631	$ 12,608
Average assets (in millions)	$ 356	$ 334	$ 408	$ 506	$ 385	$ 400
PARENT AND OTHER						
Net interest income (expense) (TE)	$ (35,754)	$ (12,267)	$ (17,554)	$ 77	$ (222,449)	$ (65,498)
Provision (benefit) for loan losses	(5,456)	(5,278)	(8,098)	(8,361)	(15,813)	(27,193)
Net interest income (expense) after provision	(30,298)	(6,989)	(9,456)	8,438	(206,636)	(38,305)
Noninterest income (expense)	61,469	40,055	72,198	157,282	189,275	331,004
Noninterest expense	52,101	5,884	64,831	20,981	153,671	143,797
Income (loss) before taxes	(20,930)	27,182	(2,089)	144,739	(171,032)	148,902
Income tax expense (benefit) and TE adj.	(22,986)	(4,574)	(15,489)	34,629	(122,244)	(8,420)
Net income (loss)	$ 2,056	$ 31,756	$ 13,400	$ 110,110	$ (48,788)	$ 157,322
RESTRUCTURING ITEMS (PRE-TAX)						
Gain on sale of EPS and CEFT stock	-	-	$ 32,053	$ 95,734	-	$ 127,787
Gain on sale of SVS	-	-	-	6,050	-	6,050
Minority interest related to NPI divestitures	$ 204	-	(462)	8,946	-	8,688
Minority interest related to goodwill and fixed asset impairment	-	-	-	-	$ 593	-
Minority interest related to facilities relocation	-	-	-	227	-	227
Facilities charges and contract obligations	-	-	(37,766)	-	-	(37,766)
Losses on sale and impairment of securities	-	-	-	-	(56,321)	-
Total	$ 204	-	$ (6,175)	$ 110,957	$ (55,728)	$ 104,986
RESTRUCTURING ITEMS (AFTER-TAX)						
Gain on sale of EPS and CEFT stock	-	-	$ 20,834	$ 62,227	-	$ 83,061
Gain on sale of SVS	-	-	4,005	-	-	4,005
Minority interest related to NPI divestitures	$ 204	-	(462)	8,946	-	8,688
Minority interest related to goodwill and fixed asset impairment	-	-	-	-	$ 593	-
Minority interest related to facilities relocation	-	-	-	227	-	227
Facilities charges and contract obligations	-	-	(24,548)	-	-	(24,548)
Losses on sale and impairment of securities	-	-	-	-	(36,609)	-
Total	$ 204	-	$ (171)	$ 71,400	$ (36,016)	$ 71,433
Intersegment revenue (expense)	$ (15,009)	$ (15,519)	$ (18,218)	$ (44,156)	$ (64,879)	$ (92,902)
Average assets (in millions)	$ 19,315	$ 18,580	$ 18,956	$ 20,615	$ 16,038	$ 19,361

</TABLE>

(UNAUDITED)
NATIONAL CITY CORPORATION
LINE OF BUSINESS RESULTS
($ IN THOUSANDS)

<TABLE>
<CAPTION>

	2000			
	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
CONSOLIDATED				
<S>	<C>	<C>	<C>	<C>
Net interest income (TE)	$ 756,204	$ 746,020	$ 748,972	$ 740,895
Provision for loan losses	81,415	70,363	68,691	66,326
Net interest income after provision	674,789	675,657	680,281	674,569
Noninterest income	655,474	618,313	631,548	578,899
Noninterest expense	854,437	785,309	785,070	759,093
Income before taxes	475,826	508,661	526,759	494,375
Income tax expense and TE adjustment	167,815	178,025	184,372	173,032
Net income	$ 308,011	$ 330,636	$ 342,387	$ 321,343
RESTRUCTURING ITEMS (PRE-TAX)				
Gain on sale of student loans	-	-	$ 74,216	-
Consumer Finance realignment	(43,960)	-	-	-
Net gain (loss) on NPI business line divestitures	-	-	-	-
NPI facilities relocation	-	-	-	-
NPI goodwill and fixed asset impairment	(6,479)	-	-	-
Gain on sale of EPS and CEFT stock	-	-	-	-
Gain on sale of SVS	-	-	-	-
Facilities charges and contract obligations	-	-	-	-
Loss on sale and impairment of securities	-	$ 2,058	(58,379)	-
Total	$ (50,439)	$ 2,058	$ 15,837	-
RESTRUCTURING ITEMS (AFTER-TAX)				
Gain on sale of student loans	-	-	$ 48,240	-
Consumer Finance realignment	$ (28,574)	-	-	-
Net gain (loss) on NPI business line divestitures	-	-	-	-
NPI facilities relocation	-	-	-	-
NPI goodwill and fixed asset impairment	(4,004)	-	-	-
Gain on sale of EPS and CEFT stock	-	-	-	-
Gain on sale of SVS	-	-	-	-
Facilities charges and contract obligations	-	-	-	-
Loss on sale and impairment of securities	-	$ 1,337	(37,946)	-
Total	$ (32,578)	$ 1,337	$ 10,294	-
Net income - excluding restructuring items	$ 340,589	$ 329,299	$ 332,093	$ 321,343
Intersegment revenue	-	-	-	-
Average assets (in millions)	$ 85,300	$ 84,201	$ 86,771	$ 85,951

<CAPTION>

	1999			
	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
CONSOLIDATED				
<S>	<C>	<C>	<C>	<C>
Net interest income (TE)	$ 756,319	$ 757,753	$ 758,186	$ 764,699
Provision for loan losses	66,622	55,476	59,542	68,034
Net interest income after provision	689,697	702,277	698,644	696,665
Noninterest income	616,368	548,967	600,855	614,579
Noninterest expense	780,104	705,963	757,235	739,202
Income before taxes	525,961	545,281	542,264	572,042
Income tax expense and TE adjustment	182,445	188,819	187,776	221,023
Net income	$ 343,516	$ 356,462	$ 354,488	$ 351,019
RESTRUCTURING ITEMS (PRE-TAX)				
Gain on sale of student loans	-	-	-	-
Consumer Finance realignment	-	-	-	-
Net gain (loss) on NPI business line divestitures	$ (1,821)	-	$ 6,038	$ (64,986)
NPI facilities relocation	-	-	-	(2,007)
NPI goodwill and fixed asset impairment	-	-	-	-
Gain on sale of EPS and CEFT stock	-	-	32,053	95,734
Gain on sale of SVS	-	-		6,050
Facilities charges and contract obligations	-	-	(37,766)	-
Loss on sale and impairment of securities	-	-	-	-
Total	$ (1,821)	-	$ 325	$ 34,791
RESTRUCTURING ITEMS (AFTER-TAX)				
Gain on sale of student loans	-	-	-	-
Consumer Finance realignment	-	-	-	-
Net gain (loss) on NPI business line divestitures	$ (1,405)	-	$ 3,259	$ (63,084)
NPI facilities relocation	-	-	-	(1,602)
NPI goodwill and fixed asset impairment	-	-	-	-
Gain on sale of EPS and CEFT stock	-	-	20,834	62,227
Gain on sale of SVS	-	-	4,005	-
Facilities charges and contract				

obligations	–	–	(24,548)	–
Loss on sale and impairment of securities	–	–	–	–
Total	$ (1,405)	–	$ 3,550	$ (2,459)
Net income - excluding restructuring items	$ 344,921	$ 356,462	$ 350,938	$ 353,478
Intersegment revenue	–	–	–	–
Average assets (in millions)	$ 85,600	$ 82,691	$ 83,369	$ 85,520

<CAPTION>

	YTD	
	2000	1999

CONSOLIDATED

<S>	<C>	<C>
Net interest income (TE)	$2,992,091	$3,036,957
Provision for loan losses	286,795	249,674
Net interest income after provision	2,705,296	2,787,283
Noninterest income	2,484,234	2,380,769
Noninterest expense	3,183,909	2,982,504
Income before taxes	2,005,621	2,185,548
Income tax expense and TE adjustment	703,244	780,063
Net income	$1,302,377	$1,405,485

RESTRUCTURING ITEMS (PRE-TAX)

Gain on sale of student loans	$ 74,216	–
Consumer Finance realignment	(43,960)	–
Net gain (loss) on NPI business line divestitures	–	$ (60,769)
NPI facilities relocation	–	(2,007)
NPI goodwill and fixed asset impairment	(6,479)	–
Gain on sale of EPS and CEFT stock	–	127,787
Gain on sale of SVS	–	6,050
Facilities charges and contract obligations	–	(37,766)
Loss on sale and impairment of securities	(56,321)	–
Total	$ (32,544)	$ 33,295

RESTRUCTURING ITEMS (AFTER-TAX)

Gain on sale of student loans	$ 48,240	–
Consumer Finance realignment	(28,574)	–
Net gain (loss) on NPI business line divestitures	–	$ (61,230)
NPI facilities relocation	–	(1,602)
NPI goodwill and fixed asset impairment	(4,004)	–
Gain on sale of EPS and CEFT stock	–	83,061
Gain on sale of SVS	–	4,005
Facilities charges and contract obligations	–	(24,548)
Loss on sale and impairment of securities	(36,609)	–
Total	$ (20,947)	$ (314)
Net income - excluding restructuring items	$1,323,324	$1,405,799
Intersegment revenue	–	–
Average assets (in millions)	$ 85,550	$ 84,291

</TABLE>

10